3/21

AB 3/11/06

SEC MAIL RECEIVED PROCESSING FEB 24 2006 WASH. D.C. 213 SECTION

06004292

SECURITI[illegible] ISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fortress Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31285 Highway 79 S.
(No. and Street)

Temecula, CA 92592
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Nordvedt (951) 760-7108
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, Daniel Nordvedt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Financial Securities Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KE
Comm
Notary
Riv
My Comm

JURAT WITH AFFIANT STATEMENT

State of California }
County of Riverside } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________
7 ______________________________
8 Daniel J. Nordvedt

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 23 (Date) day of Feb (Month), 2006 (Year), by

(1) Daniel Nordvedt
Name of Signer(s)

(2) ______________________
Name of Signer(s)

KEVIN W. KUHNS
Commission # 1425389
Notary Public - California
Riverside County
My Comm. Expires Jun 20, 2007

Place Notary Seal Above

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: 12-31-2005 Number of Pages: 14

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

'IN W. KUHNS
ssion # 1425389
'ublic - California
rside County
. Expires Jun 20, 2007

Fortress Financial Securities Corporation

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2005

Fortress Financial Securities Corporation

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fortress Financial Securities Corporation

We have audited the accompanying statement of financial condition of Fortress Financial Securities Corporation (a wholly-owned subsidiary of Fortress Financial Group, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Financial Securities Corporation at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 17, 2006
San Diego, California

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Financial Condition

December 31, 2005

ASSETS

Cash and cash equivalents	$ 2,986
Due from clearing broker-dealer	2,992
Deposit with clearing broker-dealer	43,429
Prepaid expenses and other	313
Total assets	$ 49,720

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 13,600
Stockholder's equity	
Common stock, 2,000,000 shares authorized, 100 shares issued and outstanding	263,526
Additional paid-in capital	85,000
Accumulated deficit	(312,406)
Total stockholder's equity	36,120
Total liabilities and stockholder's equity	$ 49,720

See notes to financial statements.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Operations

Year Ended December 31, 2005

Revenues	
Commissions and fees	$ 24,046
Interest	5,544
Total revenues	29,590
Expenses	
Management fees	40,235
Outside services	18,000
Licenses and registrations	10,269
Communications	5,613
Amortization	1,100
Other	1,523
Total expenses	76,740
Loss before income taxes	(47,150)
Income taxes (state minimum tax)	(800)
Net loss	$ (47,950)

See notes to financial statements.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock	*Additional Paid-in Capital*	*Accumulated Deficit*	*Total*
Balance, beginning of year	$263,526	$85,000	$(264,456)	$ 84,070
Net loss	-	-	(47,950)	(47,950)
Balance, end of year	$263,526	$85,000	$(312,406)	$ 36,120

See notes to financial statements.

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$(47,950)
Adjustments to reconcile net loss to net cash from operating activities	
Amortization expense	1,100
Changes in operating assets and liabilities	
Due from clearing broker-dealer	(2,992)
Due from affiliate	41,679
Prepaid expenses and other	(313)
Accounts payable and accrued expenses	3,782
Net cash from operating activities	(4,694)
Cash flows from investing activities	
Deposit with clearing broker-dealer	6,919
Net increase in cash and cash equivalents	2,225
Cash and cash equivalents	
Beginning of year	761
End of year	$ 2,986
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ 939

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Fortress Financial Securities Corporation (the "Company") is a wholly-owned subsidiary of Fortress Financial Group, Inc. ("FFG"). FFG is engaged in the business of providing pension plan services to clients including security transaction capability and investment advisory services through its wholly owned subsidiaries Fortress Financial Securities Corporation and Fortress Investment Advisors, Inc. (a registered investment advisor). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue is recorded on a trade date basis.

Income Taxes. The Company files consolidated federal and state income tax returns with FFG and subsidiaries. The subsidiaries record their deferred and current taxes on a separate company basis. The agreement provides that the subsidiaries are given credit in the year incurred for any deductions, net operating losses, and credits that are subject to consolidated tax return rules and limitations.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. Because temporary differences are insignificant and the future utilization of operating loss carryforwards is uncertain, the Company has not recognized in the financial statements any deferred tax assets or liabilities.

Cash and Cash Equivalents. For purposes of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2005 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. An allowance is established, as necessary, for potential credit losses.

2. RELATED PARTY TRANACTIONS

The Company reimburses FFG for communications and other costs that FFG pays on behalf of the Company. These costs amounted to $5,613 in 2005. In addition, the Company paid management fees of $40,235 to FFG during 2005.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2005.

4. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2005 was 0.39 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2005, the Company had net capital of $34,738 which was $29,738 in excess of the amount required by the SEC.

5. RESERVE REQUIREMENT FOR BROKERS AND DEALERS IN SECURITIES

The Company is exempt from provisions of Rule 15c3-3 (per paragraph K(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

6. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2005, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

Fortress Financial Securities Corporation

(A Wholly-owned Subsidiary of Fortress Financial Group, Inc.)

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2005

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$36,120	$37,720	$(1,600)
Less non-allowable assets included in the following statement of financial condition captions			
Cash	200	-	(200)
Prepaid expenses and other	313	-	(313)
Net capital before haircuts on security positions	35,607	37,720	(2,113)
Less haircuts on security positions	869	-	(869)
Net capital	$34,738	$37,720	$(2,982)
Total aggregate indebtedness included in the statement of financial condition	$13,600	$12,000	$(1,600)
Ratio of aggregate indebtedness to net capital	0.39	0.32	
Minimum net capital required	$ 5,000	$ 5,000	

Note: The differences result primarily from the reclassification of certain cash as a non-allowable assets and audit adjustments to accounts payable.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Fortress Financial Securities Corporation

In planning and performing our audit of the financial statements of Fortress Financial Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2005 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boros & Farrington APC

February 17, 2006
San Diego, California